                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: January 2001                   Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                       Form 40-F   X
                  -----                                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                             No          X
                  -----                                           -----

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

        N/A

                                  EXHIBIT INDEX

       EXHIBIT                          DESCRIPTION OF EXHIBIT
----------------------- --------------------------------------------------------
EXHIBIT 1               EARNINGS RELEASE DATED JANUARY 18, 2001
                        RE: 2000 FOURTH QUARTER RESULTS

                                    EXHIBIT 1

FOR IMMEDIATE RELEASE

JANUARY 18, 2001

    SUNCOR ENERGY - HIGH COMMODITY PRICES DRIVE RECORD EARNINGS AND CASH FLOW
             PROJECT MILLENNIUM OIL SANDS EXPANSION REMAINS ON TRACK

2000 RESULTS

(All financial figures are in Canadian dollars unless noted otherwise.)

CALGARY, ALBERTA -- Suncor Energy today announced unaudited consolidated earnings for 2000, a record $377 million, up from $186 million in 1999. Cash flow from operations for the year was a record $958 million, compared with $591 million in 1999, marking Suncor's eighth consecutive year of cash flow growth. Net debt at year end was $2.2 billion. Progress on Project Millennium, Suncor's Oil Sands expansion project, continued on track with commissioning expected in the second half of 2001.

Earnings were $1.58 per common share compared with $0.74 per common share in 1999. Cash flow from operations was $4.11 per common share in 2000 compared with $2.51 per common share in 1999.

"2000 has been an important transitional year for Suncor," said president and chief executive officer Rick George. "We've worked hard to meet expectations while establishing the foundation for our growth strategy. We've achieved record earnings and cash flow from operations."

During the year, several transactions impacted earnings that are not viewed as ongoing operational earnings. These transactions included Suncor's write-down of the carrying value of the Stuart Oil Shale project in Australia, restructuring costs and divestment gains in Natural Gas and Project Millennium start-up costs. The tables below break out the components of net earnings and cash flow from operations related to these transactions:

--------------------------------------------------------------------------------------------------------------------
 EARNINGS COMPONENTS                              Fourth Quarter                        Year ended December 31
($ millions after income taxes)               2000               1999                 2000                 1999
--------------------------------------------------------------------------------------------------------------------
Operational earnings                          114                74                   427                  167
--------------------------------------------------------------------------------------------------------------------
NATURAL GAS
  Asset  divestments                            -                (2)                   69                   19
  Restructuring                                 -                 -                   (30)                   -
--------------------------------------------------------------------------------------------------------------------
STUART OIL SHALE PROJECT
   Partial asset write-down                     -                 -                   (80)                   -
--------------------------------------------------------------------------------------------------------------------
OIL SANDS
  Start-up expenses -
  Project Millennium                           (3)                -                    (9)                   -
--------------------------------------------------------------------------------------------------------------------
Net earnings                                  111                72                   377                  186
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CASH FLOW  COMPONENTS                             Fourth Quarter                        Year ended December 31
($ millions)                                  2000               1999                 2000                 1999
--------------------------------------------------------------------------------------------------------------------
Operational cash flow                         236                222                 1 009                 591
--------------------------------------------------------------------------------------------------------------------
NATURAL GAS
  Restructuring                                 -                  -                    (9)                  -
--------------------------------------------------------------------------------------------------------------------
OIL SANDS
  Start-up expenses & overburden
  removal - Project Millennium                (20)                 -                   (42)                  -
--------------------------------------------------------------------------------------------------------------------
Cash flow from operations                     216                222                   958                 591
--------------------------------------------------------------------------------------------------------------------

The $260 million increase in operational earnings from 1999 was primarily the result of higher commodity prices, record Oil Sands sales volumes, improved refining margins, and higher foreign exchange gains as the Australian dollar weakened against the Canadian dollar and the benefit of reduced income tax rates. These positive factors were partially offset by higher hedging losses, higher operating expenses, lower natural gas volumes, ongoing costs associated with the Stuart Oil Shale project and lower retail gasoline margins.

Operational cash flow was over $1 billion compared to $591 million in 1999 primarily due to the same factors that increased earnings.

Suncor's oil and gas production averaged 141,100 barrels of oil equivalent (BOE) per day in 2000, compared to last year's production of 141,600 BOE per day. Oil Sands production achieved a record average level of 113,900 barrels per day, an eight per cent increase over 1999. The 113,900 barrels per day were short by 1,100 barrels per day from the 115,000 barrels per day target due to three weeks of extremely cold weather in December. Natural Gas production averaged 27,200 BOE per day in 2000, down from 36,000 BOE per day in 1999. This decline was a result of strategic divestments that reduced annual production, and reservoir decline.

The company's crude oil hedging program in 2000 had a loss of $259 million. This loss reduced the average price received for its crude oil production by $9.65 per barrel.

OPERATING HIGHLIGHTS

Oil Sands production hit a new record, averaging 113,900 barrels per day, up approximately eight per cent from 1999. The $0.85 per barrel increase in base plant cash operating costs reflects higher costs due to higher energy, operating and maintenance costs including the impact of three weeks of extremely cold weather in December, partially offset by higher volumes.

--------------------------------------------------------------------------------------------------------------------
OIL SANDS CASH OPERATING COSTS                               Fourth Quarter              Year end December 31
(Dollars per barrel)                                       2000          1999            2000           1999
--------------------------------------------------------------------------------------------------------------------
Base plant                                                 14.50         11.15           12.55          11.70
--------------------------------------------------------------------------------------------------------------------
Start-up expenditures - Project Millennium                  1.90             -            1.00              -
--------------------------------------------------------------------------------------------------------------------
Total cash operating costs                                 16.40         11.15           13.55          11.70
--------------------------------------------------------------------------------------------------------------------

Suncor's $2.8 billion Project Millennium is expected to increase Suncor's Oil Sands production capacity to 225,000 barrels per day by 2002. In 2002, however, due to planned maintenance activity, production is scheduled to be 210,000 barrels per day. To the end of December 2000, the Project was 70 per cent complete and project costs were $2.4 billion. Commissioning is expected to begin in the second half of 2001 with full production capacity targeted by 2002. Project Millennium is expected to increase plant reliability, provide environmental improvements and reduce Oil Sands' cash costs.

"Project Millennium is the cornerstone of our future growth," says George. "I'm proud that despite the magnitude of Millennium, we've kept the Project on track and achieved record production levels."

Natural Gas is continuing to implement its strategy to increase the focus on natural gas, reduce operating costs and improve profitability. Since the strategy implementation began in April, Natural Gas selected core areas that management believes have the best potential for growth; achieved more than 80 per cent of the $18 - 20 million targeted cost reductions; and concluded divestment of non-strategic assets to generate $314 million in cash. Divestments completed in 2000 reduced annualized production by 5,500 BOE per day and reserves by 44 million BOE.

During 2000, Natural Gas focused on rationalizing its asset base and bringing proven undeveloped reserves into production. This increased the five-year finding and development costs (excluding acquisitions) from $8.25 per BOE for the five-year period ended 1999 to $11 per BOE for the five-year period ended 2000.

"Natural Gas is well along the way to repositioning the business and delivering on its objectives," says George.

Testing and evaluation continues at the Stuart Oil Shale demonstration project in Australia. The next stage of development has been put on hold until operational issues and concerns about environmental and social impacts are addressed.

Sunoco, Suncor's refining and marketing arm, experienced improved refining margins in 2000 as a result of tight supply and demand. Retail margins declined due to the inability to fully recover rising crude oil costs. Sales volumes improved by approximately six per cent over 1999 levels. The Sarnia refinery operated at 98 per cent of refining capacity, up from 95 per cent in 1999.

"Sunoco exceeded expectations with a record earnings and cash flow," says
George.

FOURTH QUARTER RESULTS

Suncor's earnings for the fourth quarter improved to $111 million ($0.47 per common share) compared to $72 million ($0.29 per common share) in the fourth quarter of 1999. Operational earnings in the quarter were $114 million compared to $74 million in the fourth quarter of 1999. This $40 million increase in operational earnings reflects higher crude oil and natural gas prices, higher oil sands sales levels, and improved refining margins. A reduction in income tax rates increased Sunoco's earnings by $7 million. The impact of the higher crude oil prices was partially offset by higher losses from crude oil hedging activities and by lower realizations from sour crude oil sales due to widening of the light/heavy crude oil differential. Fourth quarter

2000 earnings were also reduced because of increased operating and maintenance expenses due to three weeks of extremely cold weather in December and higher energy costs. In addition, lower natural gas volumes, ongoing costs associated with the Stuart Oil Shale Project and lower retail margins reduced earnings compared with fourth quarter 1999.

Operational cash flow was $236 million, compared with $222 million last year.

Revenues in the quarter were $927 million compared to $715 million in the fourth quarter of 1999. Revenues in the year were $3.4 billion compared to $2.4 billion in 1999.

OIL SANDS EARNINGS DOWN

Oil Sands recorded earnings of $68 million down from fourth quarter 1999 earnings of $73 million. Operational earnings were $71 million, before the impact of start-up costs associated with Project Millennium. The $2 million decrease in operational earnings reflects higher hedging losses and maintenance and operating expenses due to three weeks of extremely cold weather in December and higher energy costs. These factors were largely offset by higher crude oil prices and sales levels. The favourable impact of higher crude oil prices was partially offset by lower prices from sour crude oil sales due to widening of the light /heavy crude oil differential.

NATURAL GAS EARNINGS CLIMB ON STRENGTH OF IMPROVED NATURAL GAS PRICES

Natural Gas reported $31 million in earnings for the quarter, compared with $5 million in the same period in 1999. A 170 per cent increase in natural gas prices was partially offset by a 16 per cent decline in production associated with reservoir declines and strategic divestments that occurred in late 1999 and 2000. Production for 2000 met the revised target of 27,000 BOE per day.

SUNOCO'S REFINING MARGINS IMPROVE

Sunoco had earnings of $23 million in the fourth quarter of 2000 compared to $7 million in the fourth quarter of 1999. The refining business earnings improved to $14 million from $4 million in the fourth quarter of 1999 because of improved refining margins due to tight supply and demand. Sunoco's retail marketing business had earnings of $4 million in 2000, unchanged from the same period last year. The Natural Gas Energy Marketing business had a loss of $2 million compared to a loss of $1 million in the same period in1999. During the quarter, income tax rate reductions increased earnings by $7 million.

SUNCOR ENERGY INC.

Suncor Energy is an integrated Canadian energy company. Suncor's Oil Sands business mines and upgrades oil sand and markets custom-blended refinery feedstocks and premium transportation fuels, near Fort McMurray in Northern Alberta. Suncor is also a conventional natural gas producer in Western Canada; operates a refining and marketing business in Ontario under the Sunoco brand; and is pursuing an oil shale development project in Australia. At the same time as Suncor meets today's energy needs, the company invests in alternative and renewable energy for the future. Suncor Energy's common shares and preferred securities are listed for trading on the Toronto and New York stock exchanges.

This news release contains forward-looking statements. All statements that address goals, expectations or projections about the future, including statements about Suncor's strategy for growth, schedules and production volumes and operating, or financial results, are forward looking statements that are based on Suncor's current goals, expectations, projections, estimates, assumptions and plans, and were made by Suncor in light of its experience and its perception of historical and future trends. Some of the forward looking statements may be identified by words like "expects", "anticipates", "plans", `scheduled" "estimates", "budgets", "goals", and similar expressions. These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties, known and unknown, to which Suncor's business is subject. These could include: changes in general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices and currency exchange rates; the impact of stakeholder consultation; the regulatory process; technical issues; environmental issues; technological capabilities; new legislation; competitive and general economic factors and conditions; the maintenance of satisfactory relationships with unions, employee associations and joint ventures; the uncertainties resulting from potential delays or changes in plans; the occurrence of unexpected events; and Suncor's capability to execute and implement its future plans. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is described in Suncor Energy's annual report to shareholders and other documents filed with regulatory authorities.

                                      -30-

For more information about Suncor, visit our website at WWW.SUNCOR.COM or phone one of the contacts below:

Media Inquiries:                       Investor Relations:
Lisa Falkowsky                         John Rogers
(403) 205-6966                         (403) 269-8670

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                                 Corporate
                                             Oil  Sands    Natural Gas        Sunoco      and eliminations      Total
                                          --------------  --------------  --------------  ----------------  --------------
    ($ millions)                           2000    1999    2000    1999    2000    1999    2000      1999    2000    1999
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
EARNINGS
For the years ended December 31

REVENUES
Sales and other operating revenues          544     461     237     143   2 604   1 779       -         -   3 385   2 383
Intersegment revenues                       792     428     191     163       0       -    (983)     (591)      -       -
Interest                                      -       -       -       -       0       -       3         4       3       4
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
                                          1 336     889     428     306   2 604   1 779    (980)     (587)  3 388   2 387

EXPENSES
Purchases of crude oil and products           3       6       -       -   1 783   1 090    (979)     (577)    807     519
Operating, selling and general              467     369      74      88     310     270      67        47     918     774
Exploration                                   -       -      53      40       0       -       -         -      53      40
Royalties                                    98      51     101      48       0       -       -         -     199      99
Taxes other than income taxes                12       9       3       5     345     320       1         -     361     334
Depreciation, depletion and amortization    232     177      78      87      54      53       1         1     365     318
(Gain) loss on disposal of assets             -       2    (147)    (36)     (1)      -       -         -    (148)    (34)
Write down of oil shale assets                -       -       -       -       0       -     125         -     125       -
Restructuring                                 -       -      65       -       0       -       -         -      65       -
Start-up expenses - Project Millennium       15       -       -       -       0       -       -         -      15       -
Interest                                      -       -       -       -       0       -       8        26       8       -
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
                                            827     614     227     232   2 491   1 733    (777)     (503)  2 768   2 076
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------

EARNINGS (LOSS) BEFORE INCOME TAXES         509     275     201      74     113      46    (203)      (84)    620     311
Income taxes                               (194)   (108)   (103)    (33)    (32)    (19)     86        35    (243)   (125)
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
NET EARNINGS (LOSS)                         315     167      98      41      81      27    (117)      (49)    377     186
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
CAPITAL EMPLOYED
As at December 31                         1 415   1 352     409     727     386     405      22      (121)  2 232   2 363
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
Twelve months ended December 31
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)                     23.4    12.9    17.2     5.5    20.5     6.0       -         -    16.9     8.3
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%) *                   10.6     9.2    17.2     5.5    20.5     6.0       -         -     9.3     6.4
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------
                                          ------  ------  ------  ------  ------  ------  ------    ------  ------  ------

* The company's definition of capital employed excludes capitalized costs related to major projects in progress. If capital employed were to include these capitalized costs, the return on average capital employed would be as stated on this line.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SUNCOR ENERGY INC.

Date: January 18, 2001                 By: "JANICE B. ODEGAARD"
                                           ------------------------------------
                                           JANICE B. ODEGAARD
                                           Assistant Secretary